UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-35154

CHINA ZENIX AUTO INTERNATIONAL LIMITED

No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CHINA ZENIX AUTO INTERNATIONAL LIMITED

Form 6-K

Page
Signatures	Page 3

Press Release Regarding Filing of Annual Report on Form 20-F for 2012, dated April 11, 2013	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Zenix Auto International Limited

By:	/s/ Yifan Li
Name:	Yifan Li
Title:	Chief Financial Officer

Date: April 11, 2013